Exhibit 99.4

8 th Floor, 100 University Avenue Toronto, Ontario M 5 J 2 Y 1 www . computershare . com Form of Proxy - Annual and Special Meeting of Shareholders to be held on June 8th, 2022 01TU3B Fold Fold This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof . If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) . 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 4:00 pm, Eastern Time, on June 6th, 2022. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. • Call the number listed BELOW from a touch tone telephone. 1 - 866 - 732 - VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Virtually Attend the Meeting • You can attend the meeting virtual by visiting http://web.lumiagm.com/433539983 Registered Shareholders must have a valid 15 - digit control number (located on their proxy) in order to participate in the online Meeting and password titan2022 (case sensitive) If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 Mr A Sample Designation (if any) Add1 Add 2 add 3 add 4 add 5 add 6 Security Class COMMON SHARES Holder Account Number C1234567890 XXX 000001 CPUQC01.E.INT/000001/i1234

MR SAM SAMPLE

C1234567890

XXX 123

Appointment of Proxyholder

I/We, being holder(s) of Titan Medical Inc. hereby appoint:
Paul Cataford, or failing him, Stephen Lemieux

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/TitanMedical and provide Computershare with the name and email address of the person you are appointing by 4:00 p.m. June 06, 2022 Toronto time. Computershare will use this information ONLY to provide the shareholder or the appointed proxyholder as applicable with a username if they have validly appointed themselves or a third party to attend the meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the virtual Annual and Special Meeting of shareholders of Titan Medical Inc. to be held online at https://web.lumiagm.com/432237190, on Wednesday June 08, 2022 at 4:00 p.m., Eastern Time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Paul Cataford	☐	☐
02. Anthony J. Giovinazzo	☐	☐
03. Cary G. Vance	☐	☐
04. Heather L. Knight	☐	☐
05. Cathy Steiner	☐	☐

Fold

2. Appointment of Auditor

Appointment of BDO Canada LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

For ☐ Withhold ☐

3. Renewal and Amendment of the Share Unit Plan

To consider, and if deemed advisable, approve the renewal of the Corporation's share unit plan as further described in the Management Information Circular.

For ☐ Against ☐

4. Renewal and Amendment of the Deferred Share Unit Plan

To consider, and if deemed advisable, approve the renewal of the Corporation's deferred share unit plan as further described in the Management Information Circular.

For ☐ Against ☐

5. Adoption of the Employee Share Purchase Plan

To consider, and if deemed advisable, approve the adoption of the Corporation's employee share purchase plan as further described in the Management Information Circular.

For ☐ Against ☐

Fold

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

T I P Q 335262 X X X X A R 1 999999999999

01TU4C